EXHIBIT 4.1

EXECUTION COPY

SUPPLEMENTAL INDENTURE, dated as of November 26, 2008, between Finlay Fine Jewelry Corporation, a Delaware corporation (the “Company”), and HSBC Bank USA, National Association (as successor to HSBC Bank), as Trustee (“Trustee”).

WHEREAS, the Company and the Trustee entered into an Indenture, dated as of June 3, 2004 (the “Indenture”), pursuant to which the Company issued $200,000,000 in principal amount of its 8 3/8% Senior Notes due June 1, 2012 (the “Securities”), all of which are outstanding on the date hereof;

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may amend the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding;

WHEREAS, the Company desires to amend certain provisions of the Indenture, as set forth in Article I hereof;

WHEREAS, the Holders of at least a majority in aggregate principal amount of the Securities outstanding have consented to the amendments effected by this Supplemental Indenture; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement, in accordance with its terms, have been done.

NOW THEREFORE, this Supplemental Indenture witnesseth that, for and in consideration of the premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE I

AMENDMENTS TO INDENTURE

SECTION 1.01.   Amendments to Articles I and IV.

(a)     A new definition of “Second Lien Notes” shall be inserted in Section 1.01 which reads:

“Second Lien Notes” means the Second Lien Notes due 2012 issued by the Company pursuant to an indenture dated as of November 26, 2008 between the Company and the Trustee.

(b)       A new definition of “Third Lien Notes” shall be inserted in Section 1.01 which reads:

“Third Lien Notes” means the Third Lien Notes due 2012 issued by the Company pursuant to an indenture dated as of November 26, 2008 between the Company and the Trustee.

(c)	The definition of “Permitted Liens” shall be amended by:
(i)	deleting the word “and” before clause (xxi),
(ii)	deleting the period at the end of clause (xxi), and

(ii)        inserting at the end a new clause (xxii) and a new clause (xxiii) that read as follows: “; (xxii) Liens securing the Second Lien Notes and Third Lien Notes; and (xxiii) Liens securing additional Indebtedness of, or amounts payable by, the Company or its Subsidiaries not exceeding $25.0 million”

(d)       Section 4.08 of the Indenture would be amended by restating exceptions (b) and (c) as follows:

“(b)

the Revolving Credit Agreement and the Gold Consignment Agreement as in effect as of the date hereof and as of the date of the issuance of the Third Lien Notes and the Second Lien Notes, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is no more restrictive with respect to such encumbrances and restrictions than those contained in the Revolving Credit Agreement or the Gold Consignment Agreement, as the case may be, as in effect on the date hereof and as of the date of the issuance of the Third Lien Notes and the Second Lien Notes,

“(c)	this Indenture, the Notes, the Exchange Notes, the Second Lien Notes and the Third Lien Notes and related security and intercreditor documents,”

(e)        Section 4.09(b) of the Indenture would be amended by restating clause (iii) as follows:

“(iii)    the incurrence by the Company and its Subsidiaries of Indebtedness represented by the Notes (other than any Additional Notes), the Exchange Notes, the Second Lien Notes, the Third Lien Notes and any Guarantees thereof;”

(f)	Section 4.10(b) of the Indenture would be amended as follows:
(i)	by deleting the words “or (ii)” and replacing them with “or (iii)”, and

(ii)        by inserting after clause (i) a new clause (ii) that reads as follows: “, (ii) repurchase, redeem or retire any other senior Indebtedness of the Company”.

ARTICLE II

MISCELLANEOUS

SECTION 2.01.   Instruments To Be Read Together. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and said Indenture and this Supplemental Indenture shall henceforth be read together.

SECTION 2.02.   Confirmation. The Indenture as amended and supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

SECTION 2.03.   Terms Defined. Capitalized terms used in this Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

SECTION 2.04.   Headings. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

SECTION 2.05.   Governing Law. The laws of the State of New York shall govern this Supplemental Indenture.

SECTION 2.06.   Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 2.07.   Effectiveness; Termination. The provisions of this Supplemental Indenture will take effect immediately upon its execution and delivery by the Trustee in accordance with the provisions of Sections 9.02 and 9.06 of the Indenture.

SECTION 2.08.   Responsibility of Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

FINLAY FINE JEWELRY CORPORATION

By:	/s/ Bruce E. Zurlnick
	Name:	Bruce E. Zurlnick
	Title:	Senior Vice President, Treasurer and Chief Financial Officer

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Joanne E. Ilse
	Name:	Joanne E. Ilse
	Title:	Vice President

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]

FINLAY ENTERPRISES, INC.

FINLAY JEWELRY, INC.

FINLAY MERCHANDISING & BUYING, LLC

EFINLAY, INC.

CARLYLE & CO. JEWELERS LLC

PARK PROMENADE, LLC

L. CONGRESS, INC.

By:	/s/ Bruce E. Zurlnick
	Name:	Bruce E. Zurlnick
	Title:	Senior Vice President, Treasurer and Chief Financial Officer

[GUARANTOR SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]